

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2024

Chuanbo Jiang
Chief Executive Officer
STAK Inc.
Building 11, 8th Floor, No. 6 Beitanghe East Road,
Tianning District, Changzhou, Jiangsu,
People's Republic of China, 213000

> **Re: STAK Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form F-1**
> **Submitted May 24, 2024**
> **CIK No. 0002002453**

Dear Chuanbo Jiang:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Cash Flows
Six Months Ended December 31, 2023 and 2022
Operating Activities, page 49

1. Expand your disclosure to explain why your accounts receivable increased significantly in the six months ended December 31, 2023 in relation to your revenues during this period. Refer to Item 303(b)(1)(i) of Regulation S-K.

Business, page 57

2.   Your disclosure on page 44 identifies your strategic shift to allocate more resources towards research and development efforts for your new specialized oilfield equipment products as the factor in your decrease in revenue. Expand your business disclosure to discuss this strategic shift.

Related Party Transactions
Share Issuances in May 2023, page 88

3.   Your disclosure herein indicates that these shares were issued in May 2023. However, your disclosure in Note 17 on page F-26 appears to indicate that these shares were issued in May 2024. Please advise or revise accordingly. In addition, your disclosures on page F-26 state that the issuance of these ordinary shares were on the same date (May 20, 2024) that you effected a one thousand-for-one subdivision of shares to shareholders. Please tell us why it appears that you issued and presented the issuance of these shares on a pre-split basis.

    Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Lawrence S. Venick, Esq.